SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
NEXCEN BRANDS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
653351 10 6
(CUSIP Number)
Robert W. D’Loren D’Loren Realty, LLC 1330 Avenue of the Americas, 34th Floor New York, NY 10019 Telephone: (212) 277-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653351 10 6
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
D’Loren Realty, LLC 13-4081856
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization New York
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,775,193
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,775,193
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,193
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 3.2%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 653351 10 6
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert W. D’Loren ###-##-####
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United States
Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,702,131
	8.	Shared Voting Power 2,650,719
	9.	Sole Dispositive Power 1,788,708
	10.	Shared Dispositive Power 2,650,719
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,352,850
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row (11) 11.3%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 3 (this “Amendment”) is solely related to transfers of Shares by Robert W. D’Loren for estate planning purposes. The transfers were made from Mr. D’Loren to The D’Loren 2008 Retained Annuity Trust-NexCen. The transfers didn’t involve the sale of any Shares. As a result, Mr. D’Loren’s aggregate amount of Shares beneficially owned has not changed. This Amendment is being filed by the Reporting Persons (as defined below) to simply disclose the manner in which these Shares are held.

This Amendment amends and supplements the Schedule 13D that was originally filed on June 14, 2006, and that was amended and supplemented by Amendment No. 1 filed on November 28, 2006 and Amendment No. 2 filed on September 28, 2007 (as amended and supplemented, the “Schedule 13D”) by (1) Robert W. D’Loren and (2) D’Loren Realty, LLC (“D’Loren Realty”), a New York limited liability company (together with Mr. D’Loren, the “Reporting Persons”) relating to their beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of NexCen Brands, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

The following information is hereby added to the existing disclosure in Item 4 of the Schedule 13D:

On January 28, 2008, Mr. D’Loren, as grantor, established The D’Loren 2008 Retained Annuity Trust-NexCen (“D’Loren GRAT”) and The RWD Irrevocable Trust (“Remainder Trust”). The D’Loren GRAT and the Remainder Trust were established by Mr. D’Loren as part of his overall financial and estate planning strategy. In connection with the establishment of the D’Loren GRAT, D’Loren Realty transferred 875,526 Shares to Mr. D’Loren who subsequently gifted the 875,526 Shares to the D’Loren GRAT. Pursuant to the terms of the D’Loren GRAT, Mr. D’Loren is entitled to receive scheduled annuity payments from the D’Loren GRAT until the expiration of its two-year term. Upon expiration of the D’Loren GRAT’s term, any remaining trust assets shall be transferred to the Remainder Trust. Mr. D’Loren is the trustee of the D’Loren GRAT and has the independent authority to vote and dispose of the Shares held by the D’Loren GRAT.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby replaced in their entirety by the following:

(a) and (b) Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. For purposes of this Schedule 13D, the Issuer has stated that 55,517,475 Share are outstanding as of December 31, 2007.

D’Loren Realty:

D’Loren Realty beneficially owns an aggregate of 1,775,193 Shares, constituting 3.2% of the total outstanding Shares of the Issuer. D’Loren Realty has sole power to direct the disposition and the sole power to direct the voting of 1,775,193 Shares.

Mr. D’Loren:

Mr. D’Loren beneficially owns an aggregate of 6,352,850 Shares, constituting 11.3% of the total outstanding Shares of the Issuer. The 6,352,850 Shares beneficially owned by Mr. D’Loren include (1) 1,001,384 Shares owned directly by Mr. D’Loren, (2) by virtue of his position as sole member-manager of D’Loren Realty, the 1,775,193 Shares beneficially owned by D’Loren Realty, (3) by virtue of his position as trustee of the D’Loren GRAT, the 875,526 Shares beneficially owned by the D’Loren GRAT, (3) immediately exercisable warrants to purchase 41,666 Shares, (4) immediately exercisable options to purchase 745,658 Shares, and (5) by virtue of the TAF Acquisition, the 1,413,423 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the AFMA Voting Agreement and the 500,000 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the Corliss Voting Agreement.

Mr. D’Loren has sole power to direct the disposition of 1,788,708 Shares (which include 1,001,384 Shares owned directly by Mr. D’Loren, immediately exercisable warrants to purchase 41,666 Shares and immediately exercisable options to purchase 745,658 Shares).

Mr. D’Loren has the sole power to direct the voting of 3,702,131 Shares (which include 1,001,384 Shares owned directly by Mr. D’Loren, immediately exercisable warrants to purchase 41,666 Shares, immediately exercisable options to purchase 745,658 Shares and 1,913,423 Shares over which Mr. D’Loren exercises voting control pursuant to the terms of the TAF Voting Agreements).

Mr. D’Loren is the sole member-manager of D’Loren Realty and the trustee of the D’Loren GRAT. Mr. D’Loren therefore has the shared power to direct the disposition and the shared power to direct the voting of 2,650,719 Shares (which include 1,775,193 Shares beneficially owned by D’Loren Realty and 875,526 Shares beneficially owned by the D’Loren GRAT).

Mr. D’Loren is the grantor of the Robert D’Loren Family Trust Dated March 29, 2002 (the “Family Trust”), the beneficiaries of which are two minor children of Mr. D’Loren. The Family Trust is irrevocable, the trustee is not a member of the reporting person’s immediate family, and the trustee has independent authority to vote and dispose of the Shares held by the Family Trust. The Family Trust beneficially owns an aggregate of 537,308 Shares. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Mr. D’Loren or D’Loren Realty is the beneficial owner of the securities owned by the Family Trust for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Transactions in the Shares of the Issuer effected by Mr. D’Loren and D’Loren Realty during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) D’Loren Realty is not a beneficial owner of more than five percent of the Issuer’s Shares. As a result, D’Loren Realty will no longer be listed as a Reporting Person.

Item 7.  Material to be filed as Exhibits.

Exhibit 1    Joint Filing Agreement

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

D’LOREN REALTY, LLC

/s/ Robert W. D’Loren
By: Robert W. D’Loren
Its: Member-Manager

/s/ Robert W. D’Loren
Robert W. D’Loren

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction*
D’Loren Realty	1/28/2008	875,526	N/A	Transfer of Shares to Robert W. D’Loren

Robert W. D’Loren	1/28/2008	875,526	N/A	Gift of Shares to The D’Loren 2008 Retained Annuity Trust

* The transfer of the securities listed above will be reported on a Form 5 as required pursuant to Section 16 of the Securities Exchange Act of 1934.